FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	August 16, 2012
TSX – FR
Frankfurt – FMV

First Majestic Recognized as a Leader in Corporate Social Responsibility

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that the Company has been recognized with three awards reflecting the Company’s continuous efforts with respect to our corporate citizenship practices as a socially responsible company.

Ramon Davila, Chief Operating Officer, has been honoured with the “Miner of the Year” award, presented by Mexican Mining Engineers, Metallurgists and Geologists Association; the San Martin Silver Mine was awarded the ”Clean Industry Certificate” regarding its environmental activities, and First Majestic received the ”Socially Responsible Business Distinction Award”, presented by Centro Mexicano para la Filantropia (CEMEFI) for the fourth consecutive year.

These accomplishments continue to represent the key building blocks of First Majestic’s vision toward social responsibility. Through dedication and ongoing commitment to environmental sustainability and social responsibility within the Company’s operations and its projects, the Company intends to continue to elevate its reputation for outstanding corporate citizenship.

Ramon Davila Awarded “Miner of the Year”

First Majestic is pleased to announce that on July 7, 2012, Ramon Davila, Chief Operating Officer, was recognized with the distinguished "Miner of the Year" award. This award was given by the Mining Metallurgists and Geologists Engineers Association of Mexico during the national celebration of Miner’s Day in Guanajuato, Mexico. Mr. Davila is a member of the Mexican Mining Engineers, Metallurgists and Geologist Association, and is a member of the Board of the Mexican Chamber of Mines, and is also currently the President of the Education Committee. Mr. Davila received this distinguished award for his outstanding professional contributions and achievements in the Mexican mining industry.

Mr. Davila comments, “It is an honor to be recognized in this ceremony; however, I feel that the award is in recognition of the hard work of all the members of the First Majestic team. In the end, it all happens because of the efforts of our people. The successes of First Majestic are a team effort.”

San Martin Awarded ”Clean Industry Certificate”

On July 3, 2012, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded the Clean Industry Certificate to one of the Company’s wholly owned subsidiaries, Minera El Pilon, S.A. de C.V. regarding its environmental activities at the San Martin Silver Mine. This Certificate is a significant milestone for the Company and was granted after 36 months of voluntary environmental audit work. This Certificate recognizes the following activities undertaken by First Majestic:

  Control of all machinery exhaust and dust emissions
  Control of on-site water use to the highest environmental standards
  Remediation of soil where necessary
  Effective handling and disposal of bi-product residues

  Construction of containment walls and rain water drainage systems at the mill site
  Upgrade of leaching tanks and thickeners and general improvement of the mill equipment.
  Reclamation and reinforcement of the old tailings dam and construction of a new tailings area.

Due to First Majestic’s dedication to excellence in both sustainability and operations, the Company has made significant progress in environmental activities at San Martin. Continuing with this campaign of upgrading to cleaner and more efficient systems, the Company is installing two new large leaching tanks currently under construction at San Martin, replacing some of the older and smaller tanks. In addition, the Company plans to install new clarification filters and tailings filters to recirculate water back through the process.

First Majestic Earns Socially Responsible Business Distinction Award for 4th Consecutive Year

First Majestic’s social and environmental efforts in the communities in which it works have earned the Company the ”2011 Socially Responsible Business Distinction” award (2011 Distintivo Empresa Socialmente Responsable) for the fourth consecutive year. Presented by Centro Mexicano para la Filantropia (CEMEFI), this annual award recognizes First Majestic for its corporate ethics and good governance practices and also recognizes the Company for its dedication to the social and environmental landscapes in which it operates. The award affirms First Majestic’s position as a leader in corporate social responsibility, and was achieved through demonstrating continued transparency, environmental stewardship, and sustainability within its operations and projects in Mexico.

Corporate social responsibility and environmental sustainability are the foundation on which First Majestic prides itself. The Company shows an appreciation for each of the communities in which it operates by promoting sustainability, education and well-being.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.